Exhibit (a)(8)

June 13, 2012

Dear Shareholder:

We are pleased to inform you that on June 6, 2012, SRI/Surgical Express, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Synergy Health US Holdings Limited (“Parent”), SHM Acquisition, Inc. (“Purchaser”) and Synergy Health plc. Parent and Purchaser are affiliates of Synergy Health, plc.

Under the terms of the Merger Agreement and subject to the conditions set forth in Purchaser’s Offer to Purchase dated June 13, 2012 and related materials enclosed with this letter, including the minimum tender condition and that there has occurred no change in recommendation by the Company’s board of directors, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the “Common Stock”) at a purchase price of $3.70 per share (the “Offer Price”), net to the seller in cash, without interest, and less any applicable withholding taxes. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time on Thursday, July 12, 2012.

Following the successful completion of the cash tender offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company being the surviving corporation and wholly owned by Parent, and all shares of Common Stock not purchased in the tender offer (other than shares held in the treasury of the Company or any of its subsidiaries, or by Parent or the Purchaser) will be converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes.

The Company’s board of directors has unanimously adopted the Merger Agreement and approved the tender offer and the Merger and determined that the Merger Agreement and the transactions contemplated thereby (including the tender offer and the Merger) are fair to and in the best interests of the Company and its shareholders. Accordingly, the Company’s board of directors unanimously recommends that you accept the tender offer, tender your shares of Common Stock to Purchaser pursuant to the tender offer and, if necessary, vote to adopt the Merger Agreement and approve the Merger.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, which also contains additional information relating to the tender offer and the Merger. Also accompanying this letter is Purchaser’s Offer to Purchase dated June 13, 2012 and related materials (including a letter of transmittal for use in tendering your shares of Common Stock), which set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Very truly yours,

SRI/SURGICAL EXPRESS, INC.

By:
Charles Federico, Chairman

By:
Gerald Woodard, Chief Executive Officer

12425 Race Track Road, Tampa, FL 33626

Phone: (813) 891-9550

www.srisurgical.com